Exhibit 99.11

DIRECTION FINANCIERE DF/FT/Dpt. Financement et Bourse LM n° 200/A

The New York Stock Exchange, Inc. Dennis Dunn Esq. 20 Broad Street New York, NY 1005 USA
Transmitted by facsimile to: 212 656 5893 Number of pages: 1

Paris, 1st April 2003

Re: Notice of Repurchase of Ordinary Shares of TotalFinaElf

Dear Sirs,

Please be advised that in connection with TotalFinaElf’s share repurchase program, TOTAL FINA ELF S.A. reacquired 13,115,000 of its ordinary shares, nominal value 10 euros per share, during the three month period ending March 31st, 2003, through trades executed on the Paris Bourse. Further more, TOTAL FINA ELF S.A. cancelled 23,443,245 of its ordinary shares on November 19th, 2002.

Before these operations, TOTAL FINA ELF S.A. held 21,020,530 shares in treasury. In addition, at March 31st, 2003, 25,082,217 shares were held by various subsidiaries. As a result, TotalFinaElf held an aggregate of 59,217,747 of its ordinary shares at a such date.

Very truly yours,

C. PARIS de BOLLARDIERE Treasurer